EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2000	2001	2002	2003	2004
FIXED CHARGES
Interest on Long-term Debt	$26,473	$29,305	$28,401	$39,631	$35,152
Interest on Short-term Debt	10,902	9,513	6,508	2,511	3,021
Distributions on Trust Preferred Securities	6,000	6,000	6,000	3,000	-
Estimated Interest Element in Lease Rentals	1,090	1,337	1,468	1,645	1,300
Total Fixed Charges	$44,465	$46,155	$42,377	$46,787	$39,473

EARNINGS
Net Income	$66,663	$57,759	$41,060	$53,891	$37,542
Plus Federal Income Taxes	8,571	45,484	(43,956)	47,581	(12,145)
Plus State Income Taxes	1,721	8,928	(7,529)	6,688	(289)
Plus Provision for Deferred Income Taxes	25,453	(17,751)	75,659	(14,641)	22,034
Plus Deferred Investment Tax Credits	(1,791)	(1,791)	(1,791)	(1,790)	(1,791)
Plus Fixed Charges	44,465	46,155	42,377	46,787	39,473
Total Earnings	$145,082	$138,784	$105,820	$138,516	$84,824

Ratio of Earnings to Fixed Charges	3.26	3.00	2.49	2.96	2.14

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002.  This reclassification had no effect on the ratio.

* Certain amounts have been reclassified between Distributions on Trust Preferred Securities and Interest on Long-term Debt due to the implementation of FIN 46R "Consolidation of Variable Interest Entities" effective March 31, 2004, on a prospective basis. This reclassification had no effect on this ratio.